SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Mark IV Industries Inc.
(Name of issuer)

Common Stock
(Title of Class of Securities)

570387100
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 6 Pages



CUSIP No. 570387100		13G		  Page 2 of 6  Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
	MacKay-Shields Financial Corporation ("MSFC") 13-
	2631681; MSFC is also filing on behalf of its parent, New York Life Insurance Company ("NYLIC")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
	GROUP*
				(a)0
				(b)0
		Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)


NUMBER OF	         5	       SOLE VOTING POWER
				Not Applicable as to MSFC
SHARES			Not Applicable as to NYLIC

BENEFICIALLY        6	       SHARED VOTING POWER
				3,756,852 as to MSFC
OWNED BY			    234,945 as to NYLIC

EACH		        7	       SOLE DISPOSITIVE POWER
				Not Applicable as to MSFC; Not
				Applicable to NYLIC
REPORTING

PERSON	       8          SHARED DISPOSITIVE POWER
				3,756,852 as to MSFC
WITH				    234,945 as to NYLIC

9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON
			Total: 3,991,797
			Applicable as to MSFC	3,756,852
			Applicable as to NYLIC	   234,945

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*
	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN
	ROW 9
	5.9%  (See Item 4a on page 4)

12	TYPE OF REPORTING PERSON*
		IA
		New York Life is an IC


SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934

ITEM 1 (a)	Name of Issuer:
		Mark IV Industries Inc.
ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
			One Towne Centre
			501 John James Audubon Parkway
			Amherst, New York  14226-0810

ITEM 2 (a)	Name of Person Filing:
		MacKay-Shields Financial Corporation

ITEM 2  (b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019

ITEM 2 (c)	Citizenship:
		United States

ITEM 2 (d)	Title of Class of Securities:
		Common Stock

ITEM 2 (e)	CUSIP Number:
		570387100

ITEM 3.     If this statement is filed pursuant to Rules 13d-1 (b), or
		13d-2(b), check whether the person filing is a:

(a)    [  ]	Broker or Dealer registered under Section 15 of the Act
(b)    [  ]	Bank as defined in section 3(a)(6) of the Act
(c)    [  ]	Insurance Company as defined in section 3(a)(19) of the
Act
(d)    [  ]	Investment Company registered under section 8 of the
Investment Company Act
(e)    [X]	Investment adviser registered under Section 203 of the
Investment Advisers Act of 1940
(f)    [  ]	Employee Benefit Plan, Pension Fund which is subject to
the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see section
240.13d-1 (b)(1)(ii)(F)



Page 3  of 6 Pages




SCHEDULE 13G cont.

(g)    [  ]	Parent Holding Company, in accordance with section
	240.13d-l(b)(ii)(G)
	(Note: See Item 7)
(h)    [  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)

ITEM 4.       Ownership.

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:

	Aggregate 3,991,757 consisting of (i) 3,756,852 shares of common stock re MSFC and (ii) 234,945 shares of common stock re NYLIC.

	(b)	Percent of Class:
		5.9%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote
			Not Applicable as to MSFC; Not Applicable as to NYLIC

		(ii)	shared power to vote or to direct the vote
			3,756,852 as to  MSFC
			234,945 as to NYLIC

		(iii) 	sole power to dispose or to direct the disposition
			of
			Not Applicable as to MSFC; Not Applicable as to NYLIC

		(iv)	shared power to dispose or to direct the
			disposition of
			3,756,852 as to MSFC
			234,945 as to NYLIC

ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
	beneficial owner of more than five percent of the class of
	securities, check the following [    ].


Page  4  of  6  Pages

SCHEDULE 13G cont.


ITEM 6.	Ownership of More than Five Percent on Behalf of Another
	Person.

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
	Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	Clients of the filing investment manager and NYLIC have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. No interest of any such clients relates to more than 5% of the class. NYLIC has the power to direct dividends or proceeds for its securities.

ITEM 7.	 Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company.

	If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
	If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

	Not Applicable

ITEM 8.	 Identification and Classification of Members of the Group.

	If a group has filed this schedule pursuant to Rule
	13d-1(b)(ii)(H), so indicate under Item
	3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

	Not Applicable


Page 5  of 6  Pages

SCHEDULE 13G cont.

ITEM 9.	Notice of Dissolution of Group

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

		Not Applicable

ITEM 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 13, 1998

Signature:	Jeffry B. Platt
Name/Title:	Jeffry B. Platt, General Counsel

AUTHORIZED AS TO NEW YORK LIFE INSURANCE COMPANY
HOLDINGS:

New York Life Insurance Company

Date:	February 13, 1998

Signature:	James Agostisi
Name/Title:	Director/Portfolio Manager


Page 6 of 6 Pages